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Exhibit 8

[MANATT LETTERHEAD]

November 14, 2003	File No: 03598-613
Board of Directors UnionBanCal Corporation 400 California Street San Francisco, California 94104	Board of Directors Union Bank of California, N.A. 400 California Street San Francisco, California 94104
Board of Directors Business Bancorp 1248 Fifth Avenue San Rafael, California 94901	Board of Directors Business Bank of California 140 South Arrowhead Avenue San Bernardino, California 92408

  Re:
  Certain Federal Income Tax Consequences of the Merger of Business Bank of California with and into Union Bank of California, N.A.

Ladies and Gentlemen:

        In accordance with the request of UnionBanCal Corporation, a Delaware corporation ("Parent"), and Parent's wholly-owned subsidiary, Union Bank of California, N.A., a national banking association ("Parent Bank"), we provide the following analysis and opinions relating to certain federal income tax consequences of the series of integrated transactions whereby Parent and Parent Bank will acquire Business Bancorp, a California corporation ("Company"), and Company's wholly-owned subsidiary, Business Bank of California, a California state-chartered bank ("Company Bank"). The acquisition will be undertaken pursuant to that certain Agreement and Plan of Merger and Reorganization dated as of September 25, 2003, including exhibits thereto (the "Agreement"). This opinion is being delivered in fulfillment of Section 6.1(g) and Section 6.2(e) of the Agreement. Terms used herein have the same meanings as in the Agreement.

        The acquisition consists of three steps provided for in the Agreement. The Agreement is a legally binding contract pursuant to applicable California law so that the parties are legally obligated to carry out each of the steps in the acquisition in accordance with the terms and conditions of the Agreement. In the first step in the acquisition (the "Stock Purchase and Assumption"), Company shall transfer to Parent all of Company's right, title and interest to all of the common securities of the Company Trust Subsidiaries (the "Trust Common Securities") free and clear of any option, pledge, security interest, lien, charge, encumbrance or restriction, and deliver to Parent certificates evidencing the Trust Common Securities. Parent shall make no payment to Company in return for the Trust Common Securities. Parent shall assume all of Company's rights, obligations and covenants under the Business Bancorp and MCB Financial Corporation debentures, the Business Capital Trust I and MCB Statutory Trust I declarations of trust and the Business Bancorp and MCB Financial Corporation guarantee agreements.

        Immediately after the Stock Purchase and Assumption, and pursuant to the same plan of reorganization as the Stock Purchase and Assumption, Company shall merge into Company Bank in accordance with the California General Corporation Law (the "Company Entities Merger"). Company Bank shall be the surviving entity in the Company Entities Merger. Upon consummation of the Company Entities Merger, the separate corporate existence of Company shall terminate. In connection with the Company Entities Merger, each share of common stock of Company ("Company Common Stock") outstanding immediately prior to the Company Entities Merger Effective Time shall be converted into one share of common stock of Company Bank ("Company Bank Common Stock") and all shares of Company Bank Common Stock outstanding immediately prior to the Company Entities Merger Effective Time shall be canceled without consideration. As a result of the Company Entities

Merger, immediately upon the Company Entities Merger Effective Time, the shareholders of Company immediately before the Company Entities Merger Effective Time shall become the shareholders of Company Bank, and each share of Company Common Stock shall, without any action on the part of holders of Company Common Stock, represent one share of Company Bank Common Stock. The holders of Company Common Stock will not surrender their certificates representing ownership of Company Common Stock in exchange for certificates representing ownership of Company Bank Common Stock pursuant to the Agreement.

        Immediately after the Company Entities Merger and pursuant to the same plan of reorganization as the Stock Purchase and Assumption and the Company Entities Merger, Company Bank will merge with and into Parent Bank (the "Bank Merger"). In the Bank Merger, Company Bank shall be merged with and into Parent Bank. The separate corporate existence of Company Bank shall cease and Parent Bank shall continue as the surviving entity under the laws of the United States. The name of the Parent Bank as the surviving entity of the Bank Merger shall remain "Union Bank of California, N.A." From and after the Effective Time of the Bank Merger, Parent Bank, as the surviving entity of the Bank Merger, shall possess all of the properties and rights and be subject to all of the liabilities and obligations of Parent Bank and Company Bank, all as more fully described in the National Bank Act of 1956, as amended. The Articles of Association and Bylaws of Parent Bank, as in effect immediately prior to the Effective Time of the Bank Merger, shall be the Articles of Association and Bylaws of Parent Bank, as the surviving corporation of the Bank Merger, until either is thereafter amended in accordance with applicable law. The directors and officers of Parent Bank immediately prior to the Effective Time of the Bank Merger shall be the directors and officers of Parent Bank, as the surviving corporation of the Bank Merger, until their respective successors shall be duly elected and qualified or otherwise duly selected.

        Each share of Company Common Stock (including Company Common Stock converted into Company Bank Common Stock in the Company Entities Merger) issued and outstanding (other than Dissenting Shares and Treasury Shares) shall, by virtue of the Bank Merger, have their rights as shareholders converted into the right to receive the Per Share Merger Consideration in accordance with election procedures set forth in the Agreement. The Per Share Merger Consideration shall mean cash equal to the Per Share Cash Price or a fraction of a share of Parent's common stock ("Parent Common Stock"). At the Effective Time of the Bank Merger, the holders of certificates formerly representing shares of Company Bank Common Stock, including Company Common Stock converted into Company Bank Common Stock in the Company Entities Merger, shall cease to have any rights as Company Bank shareholders. Until such certificates are surrendered for exchange, the certificates of each such holder shall, after the Effective Time, represent for all purposes only the right to receive the Per Share Merger Consideration. Any Treasury Shares of Company Common Stock shall be canceled at the Effective Time and no consideration shall be issued in exchange therefor.

        Each share of Parent Common Stock and each share of Parent Bank stock issued and outstanding immediately prior to the Effective Time of the Bank Merger shall remain an issued and outstanding share of stock of Parent and Parent Bank, respectively, and shall not be converted or otherwise affected by the Bank Merger.

        No fractional shares of Parent Common Stock shall be issued in the Bank Merger. In lieu thereof, each holder of Company Bank Common Stock, including Company Common Stock converted into the right to receive Company Bank Common Stock in the Company Entities Merger, who would otherwise be entitled to receive a fractional share shall receive an amount in cash equal to the product arrived at by multiplying the fractional interest to which the holder would otherwise be entitled by the Average Closing Price. No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share interest.

        Any holder of Dissenting Shares shall not have such shares converted into the Per Share Merger Consideration, but shall, after the Effective Time of the Bank Merger, be entitled only to such rights as are provided under California law. Each dissenting shareholder who is entitled to payment for his or her shares shall receive such payment in an amount determined pursuant to the Agreement. No holder of Dissenting Shares shall, after the Effective Time of the Bank Merger, be entitled to vote for any purpose or receive dividends or other distributions with respect to such Dissenting Shares.

        Shares of Company Bank Common Stock held by Parent or Parent Bank (including Company Common Stock converted into Company Bank Common Stock in the Company Entities Merger), if any (other than those held in a fiduciary capacity or as a result of debts previously contracted), shall be canceled and no consideration shall be issued in exchange therefor.

        Our analysis and the opinions set forth below are based upon the existence of the facts above and the facts set forth in that certain Agreement referred to above. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from Parent, Parent Bank, Company and Company Bank in letters of even date herewith (each a "Representations Letter"). Our analysis and opinions are further based on that certain Form S-4 Registration Statement being filed on this date with the Securities and Exchange Commission in connection with the transactions described herein (the "Form S-4"). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. We have assumed, with your consent, that the statements and representations contained in the Agreement, the Representations Letters and the Form S-4 are true, correct and complete on the date hereof and will continue to be true, correct and complete. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

        We have acted as special counsel to Parent and Parent Bank in connection with the transactions provided for in the Agreement and are rendering this opinion letter to Parent, Parent Bank, Company and Company Bank at the request of Parent and Parent Bank. We have not represented Company Bank, Company or its shareholders in connection with the transactions provided for in the Agreement or otherwise. Statements herein concerning Company Bank, Company or its shareholders are based solely on the Company and Company Bank Representations Letter and review of the other documents specified in this letter.

        In rendering our opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. In our examination, we have assumed, with your consent, the genuineness of all signatures on documents, the capacity of each party executing a document to execute such document, the authenticity of all documents submitted to us as an original, and the conformity to original documents of all documents submitted to us as copies. We also have assumed that the transactions provided for in the Agreement will be consummated in accordance with the Agreement and that all covenants contained in the Agreement and the Representations Letters will be performed without waiver or breach of any material provision thereof. Moreover, we have assumed that any representation or statement made "to the best knowledge" or similarly qualified is correct without such qualification, and that the Company Entities Merger qualifies as a statutory merger under the California General Corporation Law. We have not made any independent investigation in rendering our opinions other than as described herein.

        Our opinions are based upon the Internal Revenue Code as of the date hereof and currently applicable regulations promulgated thereunder (including final, temporary and proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter for events occurring or coming to our attention after the date hereof.

        The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought on any issues related to the transactions provided for in the Agreement, and there can be no assurance that the Internal Revenue Service will not take a view contrary to this letter. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated on the merits and all appeals exhausted.

        In the case of transactions as complex as the transactions provided for in the Agreement, many federal, state and local income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

        This letter is being issued solely for the benefit of Parent, Parent Bank, Company, Company Bank and for the benefit of the Parent Bank shareholders and the Company Bank shareholders as of the date of the Bank Merger. It may not be relied upon, used, circulated, quoted, or referred to by, nor may copies hereof be delivered to, any other person without our prior written consent.

        Subject to the foregoing, it is our opinion that the Bank Merger and the Company Entities Merger will constitute reorganizations within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"). Each of Company Bank, Parent Bank and Parent will be a party to the Bank Merger reorganization within the meaning of Section 368(b) of the Code. In addition, it is our opinion that the section entitled "Certain Federal Income Tax Considerations" set forth in the Form S-4 accurately describes the material federal income tax considerations applicable to the Company Bank shareholders, including those who will become Company Bank shareholders as a result of the Company Entities Merger, as a result of the transactions provided for in the Agreement.

        We hereby consent to the filing of this opinion as an exhibit to the above-referenced Registration Statement on Form S-4 and the reference to the name of our firm therein. In giving our consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,
/s/ Manatt, Phelps & Phillips, LLP

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